Exhibit 99.1

For Immediate Release
July 22, 2003

DRAXIS Completes Pharmaceutica Unit Divestiture
Worth Estimated US$19 Million with Sale to Shire

MISSISSAUGA, ONTARIO, July 22, 2003—DRAXIS Health Inc. (TSX: DAX; NASDAQ: DRAX), a specialty pharmaceuticals company, has completed the divestiture of its Canadian pharmaceutical sales and marketing division, Draxis Pharmaceutica, with the sale to Shire BioChem Inc. of substantially all remaining products of the division. Shire will pay DRAXIS through a combination of cash and contingent milestone payments plus royalties on future product sales.

Under the terms of the transaction DRAXIS has received US$9.6 million (CDN$13.5 million) in cash from Shire and could receive up to an additional US$2.9 million (CDN$4.0 million) in market driven contingent milestones over the next several years. In addition, DRAXIS will receive royalty payments based on continuing Canadian sales of the products included in the transaction at various product specific rates. DRAXIS will also receive the value of acquired inventories and Shire is now responsible for the financial provisions of the license agreement related to Permax®.

This transaction is in addition to the US$6.5 million received by DRAXIS in March, 2003 from affiliates of Elan Corporation, plc for the return of Canadian rights for several of Elan's neurology products that had not achieved regulatory approval in Canada.

"This US$12.5 million purchase by Shire plus the recent US$6.5 million sale of neurology products back to Elan finalizes a complex divestiture process that we estimate is worth US$19 million, thus completing our transition to a specialty pharmaceuticals company focused on nuclear medicine and contract manufacturing," said Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health. "The resulting strengthening of our balance sheet provides us with substantially more flexibility to successfully execute our plans to achieve operational excellence and earnings growth."

Shire has acquired substantially all of the product rights and obligations of the Draxis Pharmaceutica division, including Canadian product rights for Alertec®, Diastat®, Hectorol™, Permax®, and Zanaflex®.

DRAXIS will recognize a gain on the transaction during the third quarter, net of transaction and related charges.

Alertec is a registered trademark owned by Genelco S.A.; Diastat is a registered trademark owned by Xcel Pharmaceuticals, Inc.; Hectorol is a pending trademark application in Canada owned by Bone Care International, Inc.; Permax is a registered trademark owned by Eli Lilly and Company; Zanaflex is a registered trademark owned by Elan Pharmaceuticals, Inc.

About Shire BioChem and Shire Pharmaceuticals Group plc

Shire BioChem is part of the Shire Pharmaceuticals Group plc (Shire), a rapidly growing international emerging pharmaceutical company with a strategic focus on four therapeutic areas— central nervous system disorders (CNS), gastrointestinal (GI), oncology, and anti-infectives. Shire also has three platform technologies: advanced drug delivery, lead optimisation for small molecules and Biologics. Shire's core strategy is based on research and development combined with in-licensing and a focus on key pharmaceutical markets. The Canadian Shire operation is known under the name, Shire BioChem Inc., and incorporates the Canadian sales and marketing function. For further information on Shire, please visit the company's website: www.shire.com.

About DRAXIS Health Inc.

DRAXIS Health Inc. is a specialty pharmaceuticals company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products, through DRAXIS Pharma Inc. DRAXIS Health employs nearly 400 staff and reported 2002 revenues in excess of US$38 million.

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston, Investor Relations
Phone: 877-441-1984